Mail Stop 3561

January 19, 2007

BY U.S. MAIL and FACSIMILE

Mr. Erwin Mevorah
  Chief Financial Officer
COACTIVE MARKETING GROUP, INC.
75 Ninth Avenue
New York, New York 10011

> **Re: CoActive Marketing Group, Inc.**
> **Item 4.01 Form 8-K**
> **Filed January 16, 2007**
> **File No. 0-20394**

Dear Mr. Mevorah:

We have reviewed the above referenced filing for compliance with the requirements with respect to the Item 4.01 disclosures of the Form 8-K and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted via EDGAR, under the label "corresp," within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. The amendment should be filed immediately.

Item 4.01 Changes in Registrant's Certifying Accountants

Request to file Exhibit 16.1 Letter

1.   Please file an amendment to the Form 8-K to provide the required Exhibit 16.1 letter from your former registered independent public accountants, Grant Thornton LLP, stating whether or not they agree with your disclosures. Pursuant to Item 304(a)(3) of Item 304 of Regulation S-K, the Exhibit 16.1 letter is required to be filed within 10 business days after the filing of the Form 8-K and, notwithstanding the 10 business day period, the letter should be filed within two business days of receipt.

Reportable Events: Disagreement and Material Weaknesses in Internal Controls

2.   Please provide us with a copy of any letters or written communication to and from the former accountants, Grant Thornton, LLP, along with BDO Siedman, LLP, to management, the Board of Directors or the Audit Committee regarding the disagreement as to the accounting treatment for the issues identified, along with the material weaknesses in internal controls described in the Item 4.01 Form 8-K.

3.   With respect to the accounting issues involved in the disagreement, please tell us in detail how you accounted for the issues in your financial statements that are included in the March 31, 2006 Annual Report on Form 10-K and June 30, 2006 Quarterly Report on Form 10-Q, and advise of the specific accounting literature you and BDO Seidman, LLP relied upon in concluding that the appropriate accounting has been reflected, and the specific accounting literature that you and Grant Thornton, LLP relied upon in concluding that these prior financial statements should no longer be relied upon. Please provide us with amounts involved in each transaction, including the impact to assets, liabilities and pre-tax income (loss) for the affected periods. In this regard, please detail for us the amounts during each of the quarters ending March 31, 2006 and on a cumulative basis, and for the subsequent quarters of fiscal 2007.

4.   Please also note the requirements of Item 304(b) of Regulation S-K. If there were any material transactions or events similar to those involved in the disagreement (or reportable event) that you accounted for or disclosed differently than your former accountants, Grant Thornton, LLP, would have concluded was required, you should provide all of the disclosures required by Item 304(b) of Regulation S-K.

5.   Also, supplementally describe in detail for us the nature of each material weakness in internal controls cited by the former accountants, Grant Thornton, LLP, and the amounts involved, if any. Also, tell us in what period the reportable event occurred and whether or not you restated (or intend to restate) any prior period for any adjustment resulting from the reportable event; and if not, why not. Tell us in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct each reportable event.

6.   Please provide us with a schedule of your fiscal year end March 31, 2006 fourth quarter adjustments recorded in connection with or as a result of the audit. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income (loss). Also, tell us if any of the adjustments relate to a prior period. Explain in detail why you believe the timing of each adjustment is appropriate.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

       You may contact the undersigned below at (202) 551-3328, if you have questions regarding the above matters.

Sincerely,

Beverly A. Singleton
Staff Accountant